Exhibit 2

2018

FIRST QUARTER RESULTS

◾ Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

◾ Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

Operating and financial highlights

	January - March					First Quarter
					l-t-l					l-t-l
	2018	2017	% var		% var	2018	2017	% var		% var
Consolidated cement volume	16,142	15,932	1%			16,142	15,932	1%
Consolidated ready-mix volume	12,224	12,229	(0%)			12,224	12,229	(0%)
Consolidated aggregates volume	33,402	33,910	(1%)			33,402	33,910	(1%)
Net sales	3,381	3,142	8%		2%	3,381	3,142	8%		2%
Gross profit	1,074	1,012	6%		1%	1,074	1,012	6%		1%
as % of net sales	31.8%	32.2%	(0.4	pp)		31.8%	32.2%	(0.4	pp)
Operating earnings before other expenses, net	332	351	(5%)		(6%)	332	351	(5%)		(6%)
as % of net sales	9.8%	11.2%	(1.4	pp)		9.8%	11.2%	(1.4	pp)
Controlling interest net income (loss)	26	336	(92%)			26	336	(92%)
Operating EBITDA	535	557	(4%)		(6%)	535	557	(4%)		(6%)
as % of net sales	15.8%	17.7%	(1.9	pp)		15.8%	17.7%	(1.9	pp)
Free cash flow after maintenance capital expenditures	(154)	(152)	(1%)			(154)	(152)	(1%)
Free cash flow	(162)	(181)	10%			(162)	(181)	10%
Total debt plus perpetual notes	11,352	12,603	(10%)			11,352	12,603	(10%)
Earnings (loss) of continuing operations per ADS	0.02	0.12	(86%)			0.02	0.12	(86%)
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.02	0.14	(87%)			0.02	0.14	(87%)
Average ADSs outstanding	1,540.2	1,490.5	3%			1,540.2	1,490.5	3%
Employees	40,647	40,550	0%			40,647	40,550	0%

This information does not include discontinued operations. Please see page 15 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.

(1)	For the period January-March 2018, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the first quarter of 2018 reached US$3.4 billion, representing an increase of 8%, or an increase of 2% on a like-to-like basis, for the ongoing operations and for foreign exchange fluctuations, compared with the first quarter of 2017. The increase on a like-to-like basis was due to higher prices of our products, in local-currency terms in Mexico, the U.S., and our Europe and Asia, Middle East and Africa regions, as well as higher volumes in the U.S. and our Asia, Middle East and Africa region.

Cost of sales as a percentage of net sales increased by 0.4pp during the first quarter of 2018 compared with the same period last year, from 67.8% to 68.2%. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales increased by 0.9pp during the first quarter of 2018 compared with the same period last year, from 21.0% to 21.9%. The increase was mainly driven by higher distribution expenses.

Operating EBITDA decreased by 4% to US$535 million during the first quarter of 2018 compared with the same period last year, or a decrease of 6% on a like-to-like basis for the ongoing operations and foreign exchange fluctuations. The decrease on a like-to-like basis was mainly due to lower contributions in our South, Central America and the Caribbean, Europe, the U.S. and Asia, Middle East and Africa regions, partially offset by higher contributions in Mexico.

Operating EBITDA margin decreased by 1.9pp from 17.7% in the first quarter of 2017 to 15.8% this quarter.

Gain (loss) on financial instruments for the quarter was a gain of US$34 million, resulting mainly from the derivatives related to CEMEX and GCC shares.

Foreign exchange results for the quarter was a loss of US$82 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar.

Controlling interest net income (loss) was an income of US$26 million in the first quarter of 2018 versus an income of US$336 million in the same quarter of 2017. The lower income primarily reflects lower operating earnings before other expenses, net, lower other income, net, a higher foreign exchange loss, higher income tax, a negative variation in discontinued operations and lower income from financial instruments, partially offset by lower financial expenses and lower non-controlling interest net income.

Total debt plus perpetual notes increased by US$3 million during the quarter.

2018 First Quarter Results	Page 2

Operating results

Mexico

	January - March				First Quarter
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	800	725	10%	3%	800	725	10%	3%
Operating EBITDA	299	267	12%	5%	299	267	12%	5%
Operating EBITDA margin	37.3%	36.8%	0.5pp		37.3%	36.8%	0.5pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	5%	5%	8%	8%
Price (USD)	12%	12%	17%	17%	12%	12%
Price (local currency)	5%	5%	10%	10%	5%	5%

In Mexico, daily sales volumes for domestic gray cement decreased by 1% during the first quarter of 2018, while daily sales volumes for ready mix and aggregates increased by 8% and 11%, respectively. Both domestic gray cement and ready-mix prices increased on a sequential basis by 2% during the quarter. Year-over-year prices for domestic gray cement and ready-mix increased by 5% and 10%, respectively.

Our decrease in cement volume during the first quarter was mainly due to a high base of comparison versus the same period in 2017, when several infrastructure projects were under construction as well as volumes related to last year’s electoral cycle. Our increase in ready-mix volumes reflects favorable activity in formal housing as well as local government projects. The formal residential sector was the main driver for cement consumption during the first quarter. The self-construction moderated its growth during the quarter. Regarding infrastructure activity, our volumes to this sector declined during the first quarter reflecting lower budgetary investment as well as a high base of comparison in the first quarter of 2017.

United States

	January - March					First Quarter
	2018	2017	% var		l-t-l % var	2018	2017	% var		l-t-l % var
Net sales	856	815	5%		7%	856	815	5%		7%
Operating EBITDA	109	117	(6%)		(4%)	109	117	(6%)		(4%)
Operating EBITDA margin	12.8%	14.4%	(1.6	pp)		12.8%	14.4%	(1.6	pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	4%	4%	8%	8%	5%	5%
Price (USD)	2%	2%	1%	1%	4%	4%
Price (local currency)	2%	2%	1%	1%	4%	4%

In the United States, our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 8%, and 5%, respectively, during the first quarter of 2018 compared to the same period last year. On a like-to-like basis, excluding volumes related to the Fairborn cement plant, domestic gray cement volumes increased by 5% year-over-year. On a like-to-like basis, domestic gray cement, ready-mix, and aggregates prices increased by 3%, 1%, and 4%, respectively, year-over-year.

Our year-over-year volume performance was driven largely by solid demand in our western states. Residential activity remained the key driver of demand, with housing starts increasing 8% year-over-year, with both single and multi-family starts expanding 7% and 10%, respectively. In the industrial-and-commercial sector, construction spending is up 3% year-to-date February with strength in lodging and commerce. On the infrastructure sector, while spending is flat year-to-date February, the increase in streets-and-highways contract awards during 2017 is 8%.

2018 First Quarter Results	Page 3

Operating results

South, Central America and the Caribbean

	January - March					First Quarter
	2018	2017	% var		l-t-l % var	2018	2017	% var		l-t-l % var
Net sales	464	480	(3%)		(7%)	464	480	(3%)		(7%)
Operating EBITDA	105	133	(21%)		(23%)	105	133	(21%)		(23%)
Operating EBITDA margin	22.6%	27.8%	(5.2	pp)		22.6%	27.8%	(5.2	pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(1%)	(1%)	(12%)	(12%)	(5%)	(5%)
Price (USD)	1%	1%	(0%)	(0%)	(6%)	(6%)
Price (local currency)	1%	1%	(1%)	(1%)	(6%)	(6%)

In our South, Central America and Caribbean region, our domestic gray cement, ready-mix and aggregated volumes decreased by 1%, 12%, and 5%, respectively during the first quarter of 2018 and compared to the same period last year. On a like-to-like basis, including the regional operations of TCL during the full first quarter of 2017, our daily domestic gray cement, ready-mix and aggregates volumes decreased 4%, 10%, and 5%, respectively, during the quarter. Cement volumes increased in Costa Rica, El Salvador, and Puerto Rico, while ready-mix volumes improved in Costa Rica and Guatemala. On a like-to-like basis and in local-currency terms, our cement and ready-mix prices in the region increased by 4% sequentially, reflecting higher prices in all countries with the exception of Panama.

In Colombia, during the first quarter, our daily cement and ready-mix volumes declined by 9% and 14%, respectively. Cement consumption during the quarter was affected by the weak demand environment. On a sequential basis, quarterly cement prices increased by 3%, in local-currency terms, and by 10 % in US-dollar terms.

Europe

	January - March					First Quarter
	2018	2017	% var		l-t-l % var	2018	2017	% var		l-t-l % var
Net sales	805	737	9%		(5%)	805	737	9%		(5%)
Operating EBITDA	15	32	(52%)		(55%)	15	32	(52%)		(55%)
Operating EBITDA margin	1.9%	4.4%	(2.5	pp)		1.9%	4.4%	(2.5	pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(2%)	(2%)	(10%)	(10%)	(10%)	(10%)
Price (USD)	16%	16%	19%	19%	16%	16%
Price (local currency)	1%	1%	3%	3%	2%	2%

In the Europe region, our daily domestic gray cement, ready-mix and aggregates volumes decreased 2%, 8%, and 9%, respectively, during the first quarter of 2018 on a year-over-year basis.

In the United Kingdom, daily sales volumes for domestic gray cement, ready-mix and aggregates decreased 3%, 9% and 8%, respectively, during the first quarter of 2018, compared with the same period last year. The volume decline is mainly due to the impact of adverse weather conditions. Residential and infrastructure activity were the main drivers of cement demand.

In Spain, our daily domestic gray cement and ready-mix volumes increased 5% and 14%, respectively, while daily aggregates volumes decreased 3%, during the quarter, on a year-over-year basis. Improved cement demand during the quarter reflects favorable activity in the residential sector, supported by favorable credit conditions, job creation, and pent-up housing demand. The non-residential sector, continued its positive trend driven by growth in tourism, offices and industrial activity.

2018 First Quarter Results	Page 4

Operating results

In Germany, our daily domestic gray cement volumes increased by 1%, while ready-mix and aggregates volumes declined by 10%, and 16%, respectively, during the first quarter of 2018 compared with the same period of last year. Adverse weather conditions impacted volume growth for our products during the quarter. Construction activity continues to be favorable across all sectors, although high demand has translated into supply constraints.

In Poland, daily domestic gray cement and ready-mix volumes decreased 1% and 13%, respectively, while our daily aggregates volume increased 7%, during the first quarter versus the comparable period in 2017. Our cement and ready-mix prices increased by 4% and 9%, respectively, during the quarter on a year-over-year basis. Lower cement and ready-mix volumes during the quarter were mainly due to a higher base of comparison as well as adverse weather conditions.

In our operations in France, daily ready-mix and aggregates volumes decreased by 9% and 8%, respectively, during the first quarter and on a year-over-year basis. This higher-than-industry declines are due to our strong presence in the Paris area were adverse weather conditions affected demand during January and February. The residential and infrastructure sectors were the main drivers of demand during the quarter.

Asia, Middle East and Africa

	January - March				First Quarter
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	375	326	15%	13%	375	326	15%	13%
Operating EBITDA	62	64	(3%)	(3%)	62	64	(3%)	(3%)
Operating EBITDA margin	16.5%	19.6%	(3.1pp )		16.5%	19.6%	(3.1pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	21%	21%	4%	4%	(2%)	(2%)
Price (USD)	(3%)	(3%)	9%	9%	9%	9%
Price (local currency)	(1%)	(1%)	4%	4%	3%	3%

Our daily domestic gray cement volumes in the Asia, Middle East and Africa region increased by 24% during the first quarter of 2018, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased 16% during the first quarter of 2018, versus the comparable period of last year. Our increase in cement volumes during the first quarter was supported by improved infrastructure activity, favorable weather conditions, as well as a low base of comparison versus the first quarter of 2017. During the quarter, we increased our domestically-produced cement and increased our dispatched volumes reflecting the initial progress of our debottlenecking efforts. The residential and industrial-and-commercial sectors continue to perform well.

In Egypt, our domestic gray cement volumes increased 31% during the first quarter of 2018, versus the comparable period of the previous year. Our volume increase was mainly due to a low base of comparison in first quarter 2017, which was heavily affected by adverse weather conditions after the devaluation of the Egyptian pound. In addition, there were higher dispatches to Lower Egypt as a result of the temporary stoppage of two cement plants in the Sinai region.

2018 First Quarter Results	Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - March			First Quarter
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	332	351	(5%)	332	351	(5%)
+ Depreciation and operating amortization	203	207		203	207

Operating EBITDA	535	557	(4%)	535	557	(4%)
- Net financial expense	173	224		173	224
- Maintenance capital expenditures	78	58		78	58
- Change in working capital	361	371		361	371
- Taxes paid	50	49		50	49
- Other cash items (net)	26	12		26	12
- Free cash flow discontinued operations	—	(5)		—	(5)

Free cash flow after maintenance capital expenditures	(154)	(152)	(1%)	(154)	(152)	(1%)
- Strategic capital expenditures	9	28		9	28

Free cash flow	(162)	(181)	10%	(162)	(181)	10%

In millions of US dollars, except percentages.

During the quarter, we redeemed the full outstanding principal amount of our €400 million 4.750% senior secured notes due 2022 and our US$341 million 7.250% senior secured notes due 2021. In addition, we repaid the full outstanding principal amount of our 3.750% subordinated convertible notes due 2018 that did not convert at its stated maturity (March 2018). To fund the payment of these senior secured notes, convertible notes and the free cash flow deficit during the quarter, we used the US$350 million cash reserve created in December 2017 (to pay the senior secured notes), withdrew the remaining US$377 million under a term loan in our Credit Agreement, and used a portion of our revolving credit facility.

Our total debt plus perpetual notes during the quarter reflects a negative foreign exchange conversion effect of US$79 million.

Information on debt and perpetual notes

				Fourth Quarter
	First Quarter					First Quarter
	2018	2017	% var	2017		2018	2017
Total debt (1)	10,902	12,164	(10%)	10,901	Currency denomination
Short-term	4%	7%		12%	US dollar	66%	74%
Long-term	96%	93%		88%	Euro	26%	22%
Perpetual notes	450	439	2%	448	Mexican peso	0%	1%

Total debt plus perpetual notes	11,352	12,603	(10%)	11,349	Other	7%	3%

Cash and cash equivalents	313	438	(29%)	699

Net debt plus perpetual notes	11,039	12,165	(9%)	10,650	Interest rate

					Fixed	59%	74%

Consolidated funded debt (CFD) (2)	10,802	11,258		9,981	Variable	41%	26%

CFD (2) / EBITDA (3)	4.22	4.07		3.85
Interest coverage (3) (4)	3.85	3.30		3.46

In millions of US dollars, except percentages and ratios.

(1)	Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Consolidated funded debt, in accordance with our contractual obligations under the Credit Agreement.
(3)	EBITDA calculated in accordance with IFRS.
(4)	Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2018 First Quarter Results	Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms

Beginning-of-quarter CPO-equivalent units outstanding	15,086,693,679
Early conversion of 2020 Convertible Notes	910
End-of-quarter CPO-equivalent units outstanding	15,086,694,589

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of March 31, 2017 were 20,541,277.

CEMEX also has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2018, our executives held 28,790,539 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter
	2018		2017		2017
In millions of US dollars.	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives (1)	1,216	(55)	639	(22)	1,541	50
Equity related derivatives (2) (5)	168	1	461	36	168	(13)
Interest rate swaps (3)	137	15	147	22	137	16
Fuel derivatives (4)	67	14	78	7	72	20

	1,588	(25)	1,325	43	1,918	73

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Until June 30, 2017 equity derivatives were related with options on the Parent Company own shares and as of March 31, 2018 to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap related to our long-term energy contracts.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.
(5)	As required by IFRS, the equity related derivatives fair market value as of March 31, 2018 and 2017 includes a liability of US$6 million and of US$41 million, respectively, relating to an embedded derivative in CEMEX’s mandatorily convertible securities.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of March 31, 2018, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$25 million, including a liability of US$6 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

2018 First Quarter Results	Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. Dollars, except per ADS amounts)

	January - March				First Quarter
				like-to-like				like-to-like
INCOME STATEMENT	2018	2017	% var	% var	2018	2017	% var	% var
Net sales	3,380,543	3,142,147	8%	2%	3,380,543	3,142,147	8%	2%
Cost of sales	(2,306,823)	(2,130,471)	(8%)		(2,306,823)	(2,130,471)	(8%)

Gross profit	1,073,720	1,011,676	6%	1%	1,073,720	1,011,676	6%	1%
Operating expenses	(741,559)	(661,141)	(12%)		(741,559)	(661,141)	(12%)

Operating earnings before other expenses, net	332,161	350,535	(5%)	(6%)	332,161	350,535	(5%)	(6%)
Other expenses, net	1,757	139,690	(99%)		1,757	139,690	(99%)

Operating earnings	333,917	490,226	(32%)		333,917	490,226	(32%)
Financial expense	(186,170)	(268,587)	31%		(186,170)	(268,587)	31%
Other financial income (expense), net	(56,687)	23,969	N/A		(56,687)	23,969	N/A
Financial income	4,739	4,762	(0%)		4,739	4,762	(0%)
Results from financial instruments, net	33,792	97,776	(65%)		33,792	97,776	(65%)
Foreign exchange results	(82,141)	(65,795)	(25%)		(82,141)	(65,795)	(25%)
Effects of net present value on assets and liabilities and others, net	(13,078)	(12,774)	(2%)		(13,078)	(12,774)	(2%)
Equity in gain (loss) of associates	1,678	1,878	(11%)		1,678	1,878	(11%)

Income (loss) before income tax	92,738	247,486	(63%)		92,738	247,486	(63%)
Income tax	(52,919)	(45,258)	(17%)		(52,919)	(45,258)	(17%)

Profit (loss) of continuing operations	39,819	202,229	(80%)		39,819	202,229	(80%)
Discontinued operations	(0)	152,781	N/A		(0)	152,781	N/A

Consolidated net income (loss)	39,819	355,009	(89%)		39,819	355,009	(89%)
Non-controlling interest net income (loss)	13,859	19,105	(27%)		13,859	19,105	(27%)

Controlling interest net income (loss)	25,960	335,904	(92%)		25,960	335,904	(92%)

Operating EBITDA	534,855	557,344	(4%)	(6%)	534,855	557,344	(4%)	(6%)
Earnings (loss) of continued operations per ADS	0.02	0.12	(86%)		0.02	0.12	(86%)
Earnings (loss) of discontinued operations per ADS	(0.00)	0.10	N/A		(0.00)	0.10	N/A

	As of March 31
BALANCE SHEET	2018	2017	% var
Total assets	29,108,909	29,135,850	(0%)
Cash and cash equivalents	313,041	438,010	(29%)
Trade receivables less allowance for doubtful accounts	1,716,973	1,662,908	3%
Other accounts receivable	221,859	304,708	(27%)
Inventories, net	1,017,816	1,005,311	1%
Assets held for sale	77,742	405,826	(81%)
Other current assets	195,915	206,415	(5%)
Current assets	3,543,346	4,023,179	(12%)
Property, machinery and equipment, net	12,020,284	11,650,802	3%
Other assets	13,545,278	13,461,869	1%

Total liabilities	18,143,583	19,052,988	(5%)
Liabilities held for sale	—	26,963	(100%)
Other current liabilities	4,836,248	4,680,106	3%
Current liabilities	4,836,248	4,707,069	3%
Long-term liabilities	9,823,233	10,691,136	(8%)
Other liabilities	3,484,101	3,654,783	(5%)

Total stockholder’s equity	10,965,326	10,082,862	9%
Non-controlling interest and perpetual instruments	1,566,093	1,448,083	8%
Total controlling interest	9,399,233	8,634,779	9%

2018 First Quarter Results	Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - March			First Quarter
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	62,810,484	62,497,307	1%	62,810,484	62,497,307	1%
Cost of sales	(42,860,772)	(42,375,074)	(1%)	(42,860,772)	(42,375,074)	(1%)

Gross profit	19,949,712	20,122,234	(1%)	19,949,712	20,122,234	(1%)
Operating expenses	(13,778,164)	(13,150,087)	(5%)	(13,778,164)	(13,150,087)	(5%)

Operating earnings before other expenses, net	6,171,548	6,972,147	(11%)	6,171,548	6,972,147	(11%)
Other expenses, net	32,638	2,778,442	(99%)	32,638	2,778,442	(99%)

Operating earnings	6,204,186	9,750,589	(36%)	6,204,186	9,750,589	(36%)
Financial expense	(3,459,033)	(5,342,198)	35%	(3,459,033)	(5,342,198)	35%
Other financial income (expense), net	(1,053,247)	476,751	N/A	(1,053,247)	476,751	N/A
Financial income	88,055	94,722	(7%)	88,055	94,722	(7%)
Results from financial instruments, net	627,860	1,944,764	(68%)	627,860	1,944,764	(68%)
Foreign exchange results	(1,526,181)	(1,308,662)	(17%)	(1,526,181)	(1,308,662)	(17%)
Effects of net present value on assets and liabilities and others, net	(242,981)	(254,073)	4%	(242,981)	(254,073)	4%
Equity in gain (loss) of associates	31,174	37,358	(17%)	31,174	37,358	(17%)

Income (loss) before income tax	1,723,079	4,922,500	(65%)	1,723,079	4,922,500	(65%)
Income tax	(983,237)	(900,175)	(9%)	(983,237)	(900,175)	(9%)

Profit (loss) of continuing operations	739,842	4,022,326	(82%)	739,842	4,022,326	(82%)
Discontinued operations	(0)	3,038,805	N/A	(0)	3,038,805	N/A

Consolidated net income (loss)	739,842	7,061,131	(90%)	739,842	7,061,131	(90%)
Non-controlling net income (loss)	257,500	379,995	(32%)	257,500	379,995	(32%)

Controlling net income (loss)	482,341	6,681,135	(93%)	482,341	6,681,135	(93%)

Operating EBITDA	9,937,599	11,085,570	(10%)	9,937,599	11,085,570	(10%)
Earnings (loss) of continued operations per ADS	0.33	2.46	(87%)	0.33	2.46	(87%)
Earnings (loss) of discontinued operations per ADS	(0.00)	2.04	N/A	(0.00)	2.04	N/A

	As of March 31
BALANCE SHEET	2018	2017	% var
Total assets	532,984,117	545,714,470	(2%)
Cash and cash equivalents	5,731,786	8,203,936	(30%)
Trade receivables less allowance for doubtful accounts	31,437,770	31,146,267	1%
Other accounts receivable	4,062,238	5,707,183	(29%)
Inventories, net	18,636,205	18,829,484	(1%)
Assets held for sale	1,423,459	7,601,129	(81%)
Other current assets	3,587,209	3,866,151	(7%)
Current assets	64,878,667	75,354,149	(14%)
Property, machinery and equipment, net	220,091,406	218,219,521	1%
Other assets	248,014,044	252,140,800	(2%)

Total liabilities	332,209,001	356,862,465	(7%)
Liabilities held for sale	—	505,013	(100%)
Other current liabilities	88,551,709	87,658,388	1%
Current liabilities	88,551,709	88,163,400	0%
Long-term liabilities	179,863,404	200,244,984	(10%)
Other liabilities	63,793,888	68,454,080	(7%)

Total stockholders’ equity	200,775,116	188,852,005	6%
Non-controlling interest and perpetual instruments	28,675,154	27,122,591	6%
Total controlling interest	172,099,962	161,729,414	6%

2018 First Quarter Results	Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter
NET SALES	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	800,035	725,365	10%	3%	800,035	725,365	10%	3%
U.S.A.	855,521	814,578	5%	7%	855,521	814,578	5%	7%
South, Central America and the Caribbean	463,995	479,710	(3%)	(7%)	463,995	479,710	(3%)	(7%)
Europe	804,950	736,593	9%	(5%)	804,950	736,593	9%	(5%)
Asia, Middle East and Africa	375,111	326,014	15%	13%	375,111	326,014	15%	13%
Others and intercompany eliminations	80,930	59,887	35%	45%	80,930	59,887	35%	45%

TOTAL	3,380,543	3,142,147	8%	2%	3,380,543	3,142,147	8%	2%

GROSS PROFIT
Mexico	436,744	376,731	16%	8%	436,744	376,731	16%	8%
U.S.A.	205,951	194,562	6%	7%	205,951	194,562	6%	7%
South, Central America and the Caribbean	166,005	187,713	(12%)	(13%)	166,005	187,713	(12%)	(13%)
Europe	154,633	149,007	4%	(9%)	154,633	149,007	4%	(9%)
Asia, Middle East and Africa	104,706	105,115	(0%)	(1%)	104,706	105,115	(0%)	(1%)
Others and intercompany eliminations	5,681	(1,452)	N/A	N/A	5,681	(1,452)	N/A	N/A

TOTAL	1,073,720	1,011,676	6%	1%	1,073,720	1,011,676	6%	1%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	270,095	238,426	13%	6%	270,095	238,426	13%	6%
U.S.A.	34,737	29,803	17%	28%	34,737	29,803	17%	28%
South, Central America and the Caribbean	82,986	111,489	(26%)	(28%)	82,986	111,489	(26%)	(28%)
Europe	(34,830)	(12,335)	(182%)	(133%)	(34,830)	(12,335)	(182%)	(133%)
Asia, Middle East and Africa	46,557	48,502	(4%)	(5%)	46,557	48,502	(4%)	(5%)
Others and intercompany eliminations	(67,385)	(65,351)	(3%)	12%	(67,385)	(65,351)	(3%)	12%

TOTAL	332,161	350,535	(5%)	(6%)	332,161	350,535	(5%)	(6%)

2018 First Quarter Results	Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter
OPERATING EBITDA	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	298,614	267,063	12%	5%	298,614	267,063	12%	5%
U.S.A.	109,431	116,905	(6%)	(4%)	109,431	116,905	(6%)	(4%)
South, Central America and the Caribbean	104,720	133,286	(21%)	(23%)	104,720	133,286	(21%)	(23%)
Europe	15,429	32,464	(52%)	(55%)	15,429	32,464	(52%)	(55%)
Asia, Middle East and Africa	62,001	63,800	(3%)	(3%)	62,001	63,800	(3%)	(3%)
Others and intercompany eliminations	(55,342)	(56,175)	1%	19%	(55,342)	(56,175)	1%	19%

TOTAL	534,855	557,344	(4%)	(6%)	534,855	557,344	(4%)	(6%)

OPERATING EBITDA MARGIN
Mexico	37.3%	36.8%			37.3%	36.8%
U.S.A.	12.8%	14.4%			12.8%	14.4%
South, Central America and the Caribbean	22.6%	27.8%			22.6%	27.8%
Europe	1.9%	4.4%			1.9%	4.4%
Asia, Middle East and Africa	16.5%	19.6%			16.5%	19.6%

TOTAL	15.8%	17.7%			15.8%	17.7%

2018 First Quarter Results	Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter
	2018	2017	% var	2018	2017	% var
Consolidated cement volume (1)	16,142	15,932	1%	16,142	15,932	1%
Consolidated ready-mix volume	12,224	12,229	(0%)	12,224	12,229	(0%)
Consolidated aggregates volume	33,402	33,910	(1%)	33,402	33,910	(1%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
Mexico	(4%)	(4%)	(5%)
U.S.A.	4%	4%	(4%)
South, Central America and the Caribbean	(1%)	(1%)	(2%)
Europe	(2%)	(2%)	(20%)
Asia, Middle East and Africa	21%	21%	3%

READY-MIX VOLUME
Mexico	5%	5%	2%
U.S.A.	8%	8%	1%
South, Central America and the Caribbean	(12%)	(12%)	(5%)
Europe	(10%)	(10%)	(20%)
Asia, Middle East and Africa	4%	4%	(4%)

AGGREGATES VOLUME
Mexico	8%	8%	(4%)
U.S.A.	5%	5%	(3%)
South, Central America and the Caribbean	(5%)	(5%)	(1%)
Europe	(10%)	(10%)	(19%)
Asia, Middle East and Africa	(2%)	(2%)	(7%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2018 First Quarter Results	Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
Mexico	12%	12%	5%
U.S.A.	2%	2%	(0%)
South, Central America and the Caribbean (*)	1%	1%	5%
Europe (*)	16%	16%	9%
Asia, Middle East and Africa (*)	(3%)	(3%)	5%

READY-MIX PRICE
Mexico	17%	17%	5%
U.S.A.	1%	1%	1%
South, Central America and the Caribbean (*)	(0%)	(0%)	7%
Europe (*)	19%	19%	9%
Asia, Middle East and Africa (*)	9%	9%	4%

AGGREGATES PRICE
Mexico	12%	12%	9%
U.S.A.	4%	4%	4%
South, Central America and the Caribbean (*)	(6%)	(6%)	1%
Europe (*)	16%	16%	12%
Asia, Middle East and Africa (*)	9%	9%	8%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
Mexico	5%	5%	2%
U.S.A.	2%	2%	(0%)
South, Central America and the Caribbean (*)	1%	1%	4%
Europe (*)	1%	1%	4%
Asia, Middle East and Africa (*)	(1%)	(1%)	6%

READY-MIX PRICE
Mexico	10%	10%	2%
U.S.A.	1%	1%	1%
South, Central America and the Caribbean (*)	(1%)	(1%)	4%
Europe (*)	3%	3%	5%
Asia, Middle East and Africa (*)	4%	4%	4%

AGGREGATES PRICE
Mexico	5%	5%	6%
U.S.A.	4%	4%	4%
South, Central America and the Caribbean (*)	(6%)	(6%)	(2%)
Europe (*)	2%	2%	7%
Asia, Middle East and Africa (*)	3%	3%	8%

(*)	Volume weighted-average price.

2018 First Quarter Results	Page 13

Other information

Newly issued IFRS effective in 2018

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and will replace IAS 39, Financial instruments: recognition and measurement (“IAS 39”). IFRS 9 was adopted beginning January 1, 2018 on prospective basis. Among other aspects, IFRS 9 implemented the classification categories for financial assets of: 1) amortized cost, that will significantly comprise IAS39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definition. The adoption of such classification categories did not have any significant effect on CEMEX’s operating results and financial situation.

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. In this regard, CEMEX implemented an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers. The effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model represented an increase in the allowance for doubtful accounts as of January 1, 2018 of approximately $520 millions of pesos recognized against equity.

In connection with hedge accounting, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. Nonetheless, the requirements to qualify a hedging transaction are more flexible. The adoption of the new hedging accounting requirements did not have any significant effect on CEMEX’s operating results and financial situation.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, identifying: a) the contract(s) with a customer (agreement that creates enforceable rights and obligations); b) the different performance obligations (promises) in the contract and account for those separately; c) the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); d) the distribution of the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and e) recognizing revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). CEMEX adopted IFRS 15 on January 1, 2018, using the retrospective approach, without any significant effects on its operating results and financial situation.

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position; b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offered to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments were not material.

Considering the retrospective approach, the adoption of IFRS 15 modified certain amounts of the comparative financial statements for the three-month period ended March 31, 2017, as follows:

SELECTED INFORMATION INCOME STATEMENT (Millions of pesos)	Jan-Mar	First Quarter
Revenues, original	62,387.0	62,387.0
IFRS 15 adoption	(9.1)	(9.1)
Croatian reclassification	119.4	119.4

Revenues, as reported	62,497.3	62,497.3

SELECTED INFORMATION BALANCE SHEET	As of March 31, 2017
(Millions of pesos)	Customers, net	Other current liabilities	Other non-current liabilities	Total stockholders’ equity
Balance, original	30,822.2	87,096.3	68,346.2	188,852.0
IFRS 15 adoption	75.9	84.7	0.3	(9.1)
Croatian reclassification	248.2	477.4	107.6	—

Balance, as reported	31,146.3	87,658.4	68,454.1	188,842.9

2018 First Quarter Results	Page 14

Other information

Discontinued Operations and Other Disposal Groups

Discontinued Operations

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, their operations for the three-month period March 31, 2017, included in CEMEX’s comparative income statements were reclassified net of tax to the single line item “Discontinued Operations.”

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business (“Concrete Pipe Business”) in the United States to Quikrete Holdings, Inc. (“Quikrete”) for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017, included in CEMEX’s comparative income statements were reclassified net of tax to the single line item “Discontinued Operations.” CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

In connection with an agreement signed between CEMEX and Duna-Dráva Cement on August 12, 2015 for the sale of its Croatian operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia (jointly the “Croatian Operations”), CEMEX reported its Croatian Operations net of tax in the single line item of discontinued operations until the first quarter of 2017. On April 5, 2017, CEMEX announced that the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was cancelled, and CEMEX decided to maintain its Croatian Operations and continue to operate them. For the three-month period ended March 31, 2017, the Croatian Operations are presented line-by-line in the comparative income statements.

The following table presents condensed combined information of the income statements of CEMEX discontinued operations mainly: a) the Concrete Pipe Business for the one-month period ended January 31, 2017; and b) the Pacific Northwest Materials Business for the three-month period ended March 31, 2017:

INCOME STATEMENT	Jan-Mar		First Quarter
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	—	966	—	966
Cost of sales and operating expenses	—	(989)	—	(989)
Other expenses, net	—	(2)	—	(2)
Interest expense, net and others	—	(1)	—	(1)

Income (loss) before income tax	—	(27)	—	(27)

Income tax	—	—	—	—

Net income (loss)	—	(27)	—	(27)

Non controlling interest net income	—	— 379	—	—

Controlling interest net income	—	(27)	—	(27)

Net gain on sale	—	3,066	—	3,066

Discontinued operations	—	3,039	—	3,3039

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the income statement until the disposal date. The main disposal groups are as follows:

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. (“Eagle Materials”) for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX’s comparative income statement for the three-month period ended March 31, 2017, include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period from January 1 until their disposal in February 10, 2017. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined income statements information of the net assets sold to Eagle Materials for the period in 2017 until their disposal in February 10:

SELECTED INFORMATION	Jan-Mar		First Quarter
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	—	86	—	86
Cost of sales and operating Expenses	—	(71)	—	(71)
Operating earnings before other expenses, net	—	15	—	15

2018 First Quarter Results	Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l % var percentage variations adjusted for investments/divestments and currency fluctuations.

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter
	2018	2017	2018	2017	2018	2017
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.58	19.89	18.58	19.89	18.31	18.73
Euro	0.8124	0.9391	0.8124	0.9391	0.813	0.938
British pound	0.7131	0.801	0.7131	0.8010	0.7131	0.7981

Amounts provided in units of local currency per US dollar.

2018 First Quarter Results	Page 16